June 20, 2012 09:05 ET

Stellar Biotechnologies to Present at ICAAC 2012 Conference on September 9 - 12, 2012

PORT HUENEME, CA--(Marketwire - Jun 20, 2012) - Stellar Biotechnologies, Inc. ("Stellar") (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT) is pleased to announce that Stellar scientists will be presenting new KLH science at the ICAAC 2012 Conference (the meeting of the American Society for Microbiology -- "the world's premier international conference on antimicrobial agents and infectious diseases" -- http://www.icaac.org/) in San Francisco on September 9 - 12 in a poster presentation titled "Keyhole Limpet Hemocyanin (KLH) N-Glycans Share Similar Structural Features with Saccharides of Schistosoma, Trypanosoma, Leishmania, Cryptococcus, Apergillis, Candida, E. coli, Salmonella, Clostridium and Hepatitis C virus (HCV)."

Stellar's John Sundsmo, Ph.D., Herbert Chow, Ph.D. and Martin Sagermann, Ph.D. initiated and developed this work, and the Company will post the presentation on www.KLHSite.com after the conference.

About the ICAAC (http://www.icaac.org/)

ICAAC, the premier conference on antimicrobial agents and infectious diseases, showcases the latest-breaking science and lectures from top researchers from around the world. With over 60% of its attendees living outside of the United States, ICAAC provides a rare opportunity to bring together the field's foremost leaders to discuss the state of infection control and prevention on a global scale. Through oral and poster presentations, 10,000 physicians, clinical microbiologists, researchers, and pharmacists will come together to share their research, discover the latest breakthroughs, and work towards fostering global solutions to the problems of infectious diseases and antimicrobial agents.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

•

Contact:

Frank Oakes

President & CEO

foakes@stellarbiotech.com

Main +1 (805) 488-2800